EXHIBIT 6.40

AMENDMENTS TO:

•  Engagement Letter Agreement

•  Placement Agent Fee Agreement

TPT Global Tech, Inc. (“TPT”) and CIM Securities, LLC, (“Placement Agent”) hereby agree to make certain amendments to provisions of an Engagement Letter Agreement dated May 21, 2020 (the “Engagement Agreement”) and to the Placement Agent Fee Agreement November 11, 2020, as previously amended (the “Placement Agreement”) between TPT and the Placement Agent.

1.

Advisory Services and Fee: Notwithstanding the provisions of Sections 1, 2 and 4(c) of the Engagement Agreement, TPT and Placement Agent agree that a $15,000 payment has been made to Placement Agent by TPT and such payment is with respect to the provision of consulting services related to the structuring of the offering which is the subject of the Placement Agreement. TPT further agrees that, as contemplated by FINRA Rule 5110(g)(4) and (5), such fee will be refundable to the extent such offering is not completed according to the terms of the Placement Agreement.

2.	Term: The appointment of Placement Agent by TPT under Section 1 of the Placement Agreement is extended to December 31, 2022.

3.	Expense Allowance: Section 3 of the Agreement is amended to read:

Expense Allowance. TPT shall pay to CIM, as a non-accountable expense allowance, an amount equal to two per cent (2%) of the gross proceeds received by TPT from subscriptions solicited by CIM or by a broker dealer engaged by CIM to act as a subagent. Such shall be paid from the proceeds of the closing of such subscriptions.

4.

Warrants: Section 4 of the Placement Agreement is removed and shall have no further effect. No warrants will be issued to CIM or its designees for services under the Engagement Agreement or the Placement Agreement.

5.	Payments to CIM: Section 5 of the Placement Agreement is removed and shall have no force and effect.

6.

Continued Effectiveness: Except as modified by this Amendment, the Placement Agreement remains in full force and effect. With respect to the Engagement Agreement, except with respect to the consulting services TPT has provided in connection with the offering with is the subject of the Placement Agreement, the Engagement Agreement has been fully performed by TPT and it has no further obligations except as contemplated in this Amendment related to a potential return of the $15,000 deposit.

7.	Effective Date: This Amendment is effective as of February 10, 2022.

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed this Amendment in one or more counterparts and authorize electronic transmission of such counterparts.

TPT GLOBAL TECH, INC.		CIM SECURITIES, LLC

By:	/s/Stephen J. Thomas III, CEO	By:	/s/ Jim Holt, President